BB

SEC MAIL RECEIVED PROCESSING
FEB 25 2011
WASH. D.C. 211 SECTION

[redacted]

11021227

kw 3/22

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SECURITIES AND EXCHA
Washington, D.C

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66750~~

8-21410

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Isaak Bond Investments, Inc. and Subsidiary**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 17th Street, Suite 2610South
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Lemek (303) 623-7500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	**DENVER**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/25

OATH OR AFFIRMATION

I, Donald J. Lemek affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Isaak Bond Investment, Inc. and Subsidiary as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President

Title

Notary Public

State of Colorado

County of Denver

Subscribed and sworn to me this 11th day of February 2011

Notary Public

STATE OF COLORADO NOTARY PUBLIC DESIREE C. VALDEZ

My Commission Expires 4/23/2013
3990 E. 104th Ave.
Thornton, CO 80233

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
X	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	o.	Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Table of Contents

Page

Independent Auditors' Report 1

Consolidated Financial Statements

Consolidated Statement of Financial Condition 2

Consolidated Statement of Income 3

Consolidated Statement of Changes in Stockholders' Equity 4

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors 5

Consolidated Statement of Cash Flows 6

Notes to Consolidated Financial Statements 7

Accompanying Information

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 15

Independent Auditors' Report on the SIPC Annual Assessment Required by SEC Rule 17a-5 17

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary as of December 31, 2010, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the six-month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the six-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 7, 2011
Denver, Colorado

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2010

Assets

Assets		
Cash and cash equivalents	$	697
Due from clearing broker and dealers		418,326
Interest receivable		61,565
Due from officer		589
Other receivables		28,685
Securities owned, substantially pledged as collateral for amounts due to clearing broker		7,429,739
Cash surrender value of life insurance		219,370
Property and equipment, net of accumulated depreciation of $165,332		133,834
Other assets		129,744
Total assets	$	8,422,549

Liabilities and Stockholders' Equity

Liabilities		
Due to clearing broker, collateralized by securities owned	$	5,998,754
Commissions payable		223,218
Accrued expenses		117,429
Subordinated debt		461,000
Total liabilities		6,800,401
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value; authorized 500,000 shares; issued and outstanding 46,787 shares		46,787
Additional paid-in capital		510,384
Retained earnings		1,064,977
Total stockholders' equity		1,622,148
Total liabilities and stockholders' equity	$	8,422,549

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Income
For the Six-Month Period Ended December 31, 2010

Revenues		
Net trading gains and commissions	$	1,557,661
Interest		115,103
Total revenues		1,672,764
Expenses		
Employee compensation and benefits		1,110,764
Other operating expenses		162,299
Interest		50,792
Occupancy and equipment rental		59,061
Clearing charges		60,817
Depreciation and amortization		13,398
Total expenses		1,457,131
Income before taxes		215,633
Deferred income tax benefit		40,746
Net income	$	174,887

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
For the Six-Month Period Ended December 31, 2010

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - June 30, 2010	46,517	$ 46,517	$ 500,654	$ 890,090	$ 1,437,261
Issuance of common stock	270	270	9,730	-	10,000
Net income	-	-	-	174,887	174,887
Balance - December 31, 2010	46,787	$ 46,787	$ 510,384	$ 1,064,977	$ 1,622,148

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors For the Six-Month Period Ended December 31, 2010

Subordinated liabilities at June 30, 2010	$	461,000
Changes during the period		-
Subordinated liabilities at December 31, 2010	$	461,000

See notes to consolidated financial statements.

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows
For the Six-Month Period Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 174,887
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	13,398
Deferred income tax benefit	(40,746)
Cash surrender value of life insurance	(10,850)
Changes in assets and liabilities	
Due from clearing broker and dealers	(71,418)
Interest receivable	(30,334)
Other receivables	24,247
Securities owned	(2,636,178)
Other assets	62,100
Due to clearing broker	2,885,598
Commissions payable	66,471
Accrued expenses	(464,491)
	(202,203)
Net cash used in operating activities	(27,316)
Cash flows from investing activities	
Due from officer	68,740
Purchase of equipment	(53,997)
Net cash provided by investing activities	14,743
Cash flows from financing activities	
Proceeds from issuance of common stock	10,000
Net cash provided by financing activities	10,000
Net decrease in cash and cash equivalents	(2,573)
Cash and cash equivalents - beginning of year	3,270
Cash and cash equivalents - end of year	$ 697

Supplemental disclosure of cash flow information:

Cash paid for interest for the six-month period ended December 31, 2010 was $50,792.

Cash paid for income taxes for the six-month period ended December 31, 2010 was $0.

See notes to consolidated financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Isaak Bond Investments, Inc. and Subsidiary (the "Company") is a Colorado corporation established on March 1, 1977. Effective July 1, 2010, the Company elected S corporation status and changed its year-end from June 30 to December 31; therefore, the accompanying consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows are for the six-month period from July 1, 2010 through December 31, 2010. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities. The Company's wholly-owned subsidiary, Funds Management Corp. ("Management Corp.") has been dormant for several years.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Southwest Securities, Inc. ("Southwest Securities"). Southwest Securities carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Isaak Bond Investments, Inc. and its subsidiary, Management Corp. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Due from Clearing Broker and Dealers and Other Receivables

Due from clearing broker and dealers are recorded as trades are executed on a trade date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from three to seven years.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Clearing Deposit and Other Assets

Other assets include $50,000 deposited with Southwest Securities to offset certain risks assumed by Southwest Securities related to the clearing and settling of securities and cash transactions on behalf of the Company.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of municipal bond securities invested in a diversified portfolio of municipal bond positions.

Securities transactions are initiated on a fully disclosed basis with Southwest Securities. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

As of December 31, 2010, one investment accounted for approximately 25% of the carrying amount of securities owned.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. These derivative instruments consist principally of future contracts to purchase or sell government securities. Fair values are based upon quoted market prices. The fair value of those financial instruments is recorded in securities owned or due to clearing broker, as appropriate. Unrealized gains or losses resulting from these financial instruments are recorded in trading revenues.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting

The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Revenue Recognition and Securities Owned

The Company recognizes revenue relating to proprietary securities transactions and commission income and expense related to customers' securities transactions on a trade-date basis. Municipal securities owned and investment securities are valued at fair value based on trade activity within a publicly observable marketplace with the resulting net unrealized gains and losses included in earnings of the current period.

Income Taxes

Effective July 1, 2010, the Company elected to be treated as an S corporation for income tax purposes thereby recognizing a deferred income tax benefit of $40,746 upon conversion from C corporation status. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company follows the guidance of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. The ASC prescribes a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

Interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2010. The Company's information returns for tax years subject to examination by tax authorities include 2006 and 2007 through the current period for state and federal tax reporting purposes, respectively.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Accounting

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets at fair value on a recurring basis as of December 31, 2010:

Description	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 7,429,739	$ -	$ 7,429,739

The Company values municipal bonds based on trades of the bonds within a publicly observable marketplace. The municipal bond market is based on negotiated contracts between a limited number of parties rather than high-volume exchange transactions. The determination of pricing for municipal bonds can be determined through review of transactions involving the specified bond or a like-kind bond.

Gains and losses (realized and unrealized) included in earnings for the six-month period ended December 31, 2010 are reported in trading revenues and in other revenues as follows:

	Trading Revenues	Other Revenues
Total gains or losses included in earnings for the period ended December 31, 2010	$ 1,557,661	$ 115,103

Note 3 - Due to Clearing Broker

The Company clears its proprietary trades through another broker-dealer. The Company is required to maintain securities reserves and other collateral accounts with the Company's broker with a balance at all times equal to or greater than the margin requirement on the underlying securities. At December 31, 2010, the Company maintained approximately $1,763,000 in these accounts. This amount is netted against the amount payable to the broker-dealer. This payable is collateralized by securities owned by the Company. The Company met all margin requirements, as determined by the clearing broker, as of December 31, 2010.

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases facilities and equipment under non-cancelable operating leases. Rent expense for these leases was $54,912 for the six-month period ended December 31, 2010.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	
2011	$ 64,033
2012	64,834
2013	66,755
2014	16,809
	$ 212,431

Note 5 - Subordinated Debt

Borrowings under subordination agreements at December 31, 2010 are owed to the Company's majority stockholder as follows:

Interest at prime plus 2% (5.25% at December 31, 2010), $100,000 due March 31, 2012, $261,000 due May 31, 2012, and $100,000 due October 30, 2012	$ 461,000

For the six-month period ended December 31, 2010, interest expense related to the subordinated debt was $12,201.

The subordinated borrowings are unsecured and are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's uniform net capital requirements, they may not be repaid.

Note 6 - Employee Benefit Plan

The Company's Section 401(k) profit sharing plan covers substantially all full-time employees. The Company's contributions to this plan are determined annually by the Board of Directors and vest over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals. At December 31, 2010, the Company's profit sharing contribution was accrued in the amount of $59,974.

Note 7 - Related Party Transactions

One of the Company's customers is a partnership, where the general partner is related to the majority stockholder. In addition to providing investment advisory services, the Company performs certain administrative services for the partnership. For the six-month period ended December 31, 2010, the Company's revenue earned from this partnership was $25,520. The amount due from the partnership was $28,685 as of December 31, 2010.

Note 8 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of approximately $1,197,000, which was approximately $1,097,000 in excess of its minimum net capital of $100,000. The Company's net capital ratio was 0.30 to 1.

Note 9 - Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2010 through February 7, 2011, the date the consolidated financial statements were available for issuance.

ACCOMPANYING INFORMATION

ISAAK BOND INVESTMENTS, INC. AND SUBSIDIARY

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net Capital		
Stockholders' equity	$	1,622,148
Additions		
Liabilities subordinated to claims of general creditors		461,000
Deductions		
Due from officer		(589)
Other receivables		(28,685)
Property and equipment		(133,834)
Other assets		(147,743)
Haircuts on securities		
Debt securities		(412,599)
Other securities		(110,000)
Undue concentration		(52,329)
Net capital	$	1,197,369
Aggregate Indebtedness		
Payables		
Commissions payable	$	223,218
Accrued expenses and other		138,753
Total aggregate indebtedness	$	361,971
Computation of Basic Net Capital Requirements		
Required minimum net capital	$	100,000
Capital in excess of minimum requirement	$	1,097,369
Ratio of aggregate indebtedness to net capital		0.30

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2010, and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In planning and performing our audit of the consolidated financial statements of Isaak Bond Investments, Inc. and Subsidiary (the "Company"), as of and for the six-month period ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 7, 2011
Denver, Colorado

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation ("SIPC") for the six-month period ended December 31, 2010, which were agreed to by Isaak Bond Investments, Inc. and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the six-month period ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the six-month period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Board of Directors and Stockholders
Isaak Bond Investments, Inc. and Subsidiary

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 7, 2011
Denver, Colorado